UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

17009136

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SEC Mail Processing Section
MAR 01 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Manorhaven Capital LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street, 24th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennaro John Fulvio 212-490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	Connecticut	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Zachary Marans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manorhaven Capital LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRYAN S. DIXON
Notary Public, State of New York
Registration #02DI6309073
Qualified In Richmond County
Commission Expires 08 / 04 / 2018

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Management's assertion letter regarding 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Manorhaven Capital, LLC

We have audited the accompanying statement of financial condition of Manorhaven Capital, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Manorhaven Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Manorhaven Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 27, 2017

MANORHAVEN CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	411,918
Receivable from clearing broker		144,520
Other assets		2,400
TOTAL ASSETS	$	558,838

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	5,552
MEMBER'S EQUITY		553,286
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	558,838

The accompanying notes are an integral part of this statement

1. ORGANIZATION AND NATURE OF BUSINESS

Manorhaven Capital LLC (the "Company") was organized as a Delaware Limited Liability Company in March 1998 and subsequently began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company operates on a fully disclosed basis through its clearing broker RBC Capital Markets LLC.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company records commission income and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corporation. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

4. INCOME TAXES

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the Parent reports its share of the Company's income or loss on its income tax returns. The Company's year-end for tax purposes is December 31.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2013, 2014, 2015 and 2016. For the year ended December 31, 2016 management has determined that there are no material uncertain income tax positions.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2016 or the year then ended.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $550,886 which exceeded the minimum requirement of $50,000 by $500,886. The Company's ratio of aggregate indebtedness to net capital ratio was 0.01 to 1.

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2016, the Company had not entered into any subordinated loans agreements.

9. RELATED PARTY TRANSACTIONS

In January 2016, the Company entered into an expense sharing agreement with its Parent. Under this agreement, certain overhead costs are allocated from the Parent to the Company on a monthly basis. The total amount reflected in the financial statements for the year ended December 31, 2016 relating to this agreement amounts to $60,000.

10. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

MANORHAVEN CAPITAL LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17A-5(E)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2016

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 27, 2017

MANORHAVEN CAPITAL LLC
SCHEDULE OF SIPC ASSESMENT AND PAYMENTS
DECEMBER 31, 2016

	Date Paid	Payments	Annual Assessment per Report
SIPC-6 - General Assessment For the first half of the year ended December 31, 2016	July 28, 2016	$ 881	
SIPC-7 - General Assessment For the second half of the year ended December 31, 2016	February 2, 2017	552	1,433
Total		$ 1,433	$ 1,433

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

February 28, 2017

Securities and Exchange Commission
Registrations Branch, Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

RE: Manorhaven Capital LLC
CRD#: 44965
Registration#: 8-50911

Dear Sir or Madam:

Enclosed are of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

- Two (2) copies of Financial Statements and Supplementary Information as of December 31, 2016 and Exemption Report from Rule 15c3-3 Pursuant to Rule 17a-5(d)(1) and (4).

- Two (2) copies of Statement of Financial Condition as of December 31, 2016.

It is our understanding that the company's financial statements and supplementary schedules, which are bound separately from the statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Fulvio + Associates, LLP

Enclosures: